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                                                                       EXHIBIT 3

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                AZZ incorporated Closes Acquisition of Central
                Electric; Announces Acquisition of Carter and
                                 Crawley, Inc.
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Acquisitions to be immediately accretive to earnings and will bring annualized revenue run rate to $200 million

Contact:  Dana Perry, Vice President - Finance and CFO
          AZZ incorporated 817-297-4361
          Internet: www.azzincorporated.com
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          RCG Capital Markets Group, Inc. 480-675-0400
          Retail: Joe Diaz, Brett Maas
          Institutional/Analysts: Joe Dorame
          Media: Jeff Stanlis
          Internet: www.rcgonline.com
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(CROWLEY, Texas) November 5, 2001 /PRNewswire/ -- AZZ incorporated (NYSE:AZZ), a manufacturer of electrical products and a provider of galvanizing services, today announced that it has completed the acquisitions of two privately held companies: Central Electric Company and Carter & Crawley, Inc. The two acquisitions combined with AZZ's strong internal growth rate of electrical products, will bring the company's annualized revenue to a run rate of approximately $200 million, and backlog of approximately $100 million.
Management expects both acquisitions to be immediately accretive to earnings.
The operating results of the acquired companies will be consolidated with AZZ's effective November 1, 2001.

"We are extremely pleased to not only report the completion of the previously announced acquisition of the Central Electric Company but additionally the acquisition of Carter & Crawley, Inc." said David H. Dingus, president and chief executive officer of AZZ incorporated. "Simultaneously bringing them into our organization increases the synergies between the three organizations. We believe this is another example of our stated strategic goal: providing more products to the same customers. The additional products that will be added will enhance our position as a Provider of Proven Solutions."

Central Electric, www.poweraisle.com, is made up of three product offerings.
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They manufacture specialty metalclad switchgear in Fulton Missouri, power distribution centers through their EPSI Division

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in Tulsa, Oklahoma, a direct competitor to AZZ's Atkinson Division, and relay panels and non-segregated bar bus in their Clark Control Systems Division in Nashville, Tennessee. "Central adds $50 million to our annual revenues and will be accretive immediately. The accretion should increase as we take advantage of the numerous synergies associated with this transaction," Mr. Dingus said. "The continuity of management and key employees, will accelerate the assimilation into our organization and strategies. We are very familiar with the company and their products, as over the years they have been a supplier, customer and competitor of AZZ in the power generation, transmission and distribution markets."

The strategic acquisition of Carter & Crawley, Inc., headquartered in Greenville, South Carolina, www.cartercrawley.com, not only compliments AZZ but
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also Central Electric," Mr. Dingus continued.  "We are bringing together two competitors within the relay and control panel markets. The two companies significantly expand our market share and assures our position as a leading supplier. In addition to the manufacture of relay and control panels, they have extensive experience in custom design, programming, and turnkey field installation. All of AZZ's operations are experiencing increased demand for turnkey installation. We hope to leverage off their extensive experience to expand our product offering to include installation, as well as field repair services. Carter & Crawley's annual revenues are $20 million and we expect it to be immediately accretive."

The acquisition cost of Central Electric of approximately $28 million was paid with $17 million in cash, $9 million in assumption of debt, and $1.8 million in AZZ stock. The Carter & Crawley's net acquisition cost of approximately $13 million was paid in cash. These funds were available under AZZ's new $85 million bank syndication. With the two acquisitions, AZZ has drawn approximately $65 million on the line, including the funds used to repay AZZ's existing debt, the payoff of assumed debt of Central Electric and cash paid to the shareholders of both acquired companies.

"Due to the financial strength of the company, and the favorable impact of adding two strategic acquisitions to compliment our double digit internal growth rate of our Electrical and Industrial Products Segment, we were able to put in place a new syndicated bank facility in a timely manner and at favorable rates," Mr. Dingus said. "The new facility is made up of a $40 million term loan amortized over four years, and a $45 million revolving line of credit. Based upon extensive modeling that we have done for additional acquisitions and growth, we believe that the combination of availability under the agreement combined with strong cash flows will facilitate further implementation of our growth strategy."

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AZZ incorporated is a specialty electrical equipment manufacturer serving the global growth markets of power generation, transmission and distribution, as well as, a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.


Except for the statements of historical fact, this release may contain forward-looking statements that involve risks and uncertainties some of which are detailed from time to time in documents filed by the Company with the SEC. Those risks and uncertainties include, but are not limited to: changes in demand, prices and raw material costs, including zinc and natural gas which are used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company's growth strategy; and customer demand and response to products and services offered by the Company. The Company can give no assurance that such forward-looking statements will prove to be correct.

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